UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Douglas K. Vrooman
   15375 Memorial Drive
   TX, Houston 77079-4101
2. Issuer Name and Ticker or Trading Symbol
   GlobalSantaFe Corporation (GSF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/21/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Applied Drilling Technology Inc., a subsidiary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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
Ordinary Shares     |      |      |    | |                  |   |           |59812 1            |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Option (right|$29.85  |3/4/ 20|      |A   |V|50000      |A  |2    |3/4/2|Ordinary Sha|50000  |       |50000       |D  |            |
 to buy)     |        |02     |      |2   | |           |   |     |012  |res         |       |       |            |   |            |
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Option (right|$25.02  |1/21/ 2|      |A   | |42000      |A  |3    |1/21/|Ordinary Sha|42000  |       |42000       |D  |            |
 to buy)     |        |003    |      |3   | |           |   |     |2013 |res         |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. On December 30, 2002, the reporting person acquired 937 ordinary shares under the GlobalSantaFe Corporation Employee Share Purchase Plan, which shares are included in the total number of shares beneficially owned.
2. Grant of option to buy ordinary shares under the GlobalSantaFe Corporation 1998 Stock Option and Incentive Plan. The options become exercisable in three annual increments of 33.333% each beginning March 4, 2003.
3. Grant of option to buy ordinary shares under GlobalSantaFe Corporation's employee stock option plan. The options become exercisable in three annual increments of 33.333% each beginning January 21, 2004.
SIGNATURE OF REPORTING PERSON
Douglas K. Vrooman
/s/ Douglas K. Vrooman